Exhibit 99.1

Sun Life Financial's 2018 Annual Report and 2019 Management Information Circular now available

TORONTO, March 26, 2019 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") today announced that its 2018 Annual Report and its Notice of Annual Meeting and Management Information Circular for the May 9, 2019 annual meeting are now available.

These documents can be accessed electronically at www.sunlife.com/2018AnnualReport and www.sunlife.com/AnnualMeetingMaterials.

Shareholders may obtain printed copies of these documents free of charge by contacting the Company through its website. These documents have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today. The 2018 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, sources of earnings by business group and other Company information.

The Company's 2018 Sustainability Report and Public Accountability Statement were also released today and can be accessed at www.sunlife.com/sustainability.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2018, Sun Life Financial had total assets under management of $951 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	Greg Dilworth
Director	Vice-President
Corporate Communications	Investor Relations
T. 519-888-3900 ext. 341-4896	T. 416-979-6230
krista.wilson@sunlife.com	investor.relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:38e 26-MAR-19